UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 4, 2021

JAWS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39289	98-1524224
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1601 Washington Avenue, Suite 800 Miami Beach, FL	33139
(Address of principal executive offices)	(Zip Code)

(203) 422-7718

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	JWS.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	JWS	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	JWS WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K, and incorporated into this Item 7.01 by reference, is an Analyst Day presentation being used in connection with the proposed business combination (the “Business Combination”), between Jaws Acquisition Corp. (“Jaws”) and Primary Care (ITC) Intermediate Holdings, LLC (the “Company”).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act, of 1934, as amended (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the Business Combination, including the domestication of Jaws as a Delaware corporation, Jaws filed with the Securities and Exchange Commission (the “SEC”), on January 25, 2021, a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Jaws, and after the registration statement is declared effective, Jaws will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Jaws’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Jaws, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Jaws as of a record date to be established for voting on the Business Combination. Shareholders are able to obtain copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Jaws Acquisition Corp., 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139.

Participants in the Solicitation

Jaws and its directors and executive officers may be deemed participants in the solicitation of proxies from Jaws’ shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Jaws is contained in Jaws’ final prospectus related to its initial public offering, dated April 28, 2020, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Jaws Acquisition Corp., 1601 Washington Avenue, Suite 800, Miami Beach, FL 33139. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Jaws in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/prospectus for the Business Combination when available

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Jaws or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act

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Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or Jaws’ or the Company’s future financial or operating performance. For example, projections of future growth, financial performance, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Jaws and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Jaws, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Jaws, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Jaws’ final prospectus relating to its initial public offering, dated April 28, 2020.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Jaws nor the Company undertakes any duty to update these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits The following exhibit is provided as part of this Form 8-K:

Exhibit Number	Description
99.1	Analyst Day Presentation, dated March 4, 2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 4, 2021	JAWS ACQUISITION CORP.

	By:	/s/ Joseph L. Dowling
	Name:	Joseph L. Dowling
	Title:	Chief Executive Officer

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Exhibit 99.1

Investor & Analyst Day Presentation March 4, 2021

Disclaimer This presentation (“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Jaws Acquisition Corporation (“Jaws”) and Cano Health, LLC (“Cano” or the “Company”). The information contained herein does not purport to be all-inclusive and none of Jaws, the Company or Credit Suisse Securities (USA) LLC nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Credit Suisse Securities (USA) LLC or any of its respective affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in the Company. None of Jaws, the Company or Credit Suisse Securities (USA) LLC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of Jaws or the Company. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. The Company’s audit for 2020 is not yet complete. All such financial information is management’s best estimate and is subject to adjustment upon completion of the audit for 2020. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization. Forward-Looking Statements. Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Jaws’ or the Company’s future financial or operating performance. These statements include our beliefs regarding our financial position and operating performance, including our expected year ended December 31, 2020 financial results; the growth of the Company’s business and its ability to realize expected results, including with respect to patient membership, revenue and earnings; the viability of its growth strategy, including with respect to entry into new markets, consummation of acquisitions and direct contracting opportunities; trends and developments in the healthcare industry, including with respect to U.S. healthcare laws and regulations, health plans and payers and the Company’s relationships with such plans and payers; the impact of the COVID-19 pandemic; the advantages and potential of its health management platform and tools; its visibility into future financial performance; its total addressable market; and the timing, structure and use of proceeds of the Business Combination. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Jaws and its management, and the Company and its management, as the case may be, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Jaws’ final prospectus relating to its initial public offering, dated May 13, 2020, and other filings with the Securities and Exchange Commission (SEC), as well as factors associated with companies, such as the Company, that are engaged in the healthcare industry, including the impact of the COVID-19 pandemic; competition in the healthcare industry; inability to recruit or retain a sufficient number of patients or physicians and other employees; changes to federal and state healthcare laws and regulations; changes to reimbursement rates; overall business and economic conditions affecting the healthcare industry, including conditions pertaining to health plans and payers; failure to develop new technology and products; and security breaches, loss of data or other disruptions. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Jaws nor the Company undertakes any duty to update these forward-looking statements. This Presentation contains certain financial forecast information of Cano. Such financial forecast information constitutes forward-looking information, includes certain assumptions about acquisition activity for Cano, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. 2

Disclaimer (Cont’d) Non-GAAP Financial Measures. Some of the financial information and data contained in this Presentation, such as EBITDA and Adjusted EBITDA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Jaws and Cano believe these non-GAAP measures of financial results provide useful information regarding certain financial and business trends relating to Cano Health's financial condition and results of operations. Cano Health's management uses these non-GAAP measures to compare Cano Health's performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Jaws and Cano believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing Cano Health's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Jaws and Cano do not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cano Health's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Cano Health's audited financial statements, which will be presented in the preliminary proxy statement/prospectus to be filed with the SEC, and not rely on any single financial measure to evaluate Cano Health's business. Additional Information. In connection with the proposed Business Combination, Jaws has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Jaws, and after the registration statement is declared effective, Jaws will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Jaws’ shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Jaws and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Jaws as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Jaws Acquisition Corporation, 1601 Washington Avenue, Suite 800, Miami Beach, Florida, 33139. Participants in the Solicitation. Jaws, the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Jaws’ shareholders with respect to the proposed Business Combination. A list of the names of Jaws’ directors and executive officers and a description of their interests in Jaws is contained in Jaws’ final prospectus relating to its initial public offering, dated May 13, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Jaws Acquisition Corporation, 1601 Washington Avenue, Suite 800, Miami Beach, Florida, 33139. Additional information regarding the interests of the participants in the solicitation of proxies from Jaws’ shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Jaws Acquisition Corp. has retained KPMG among other third-party advisors, to conduct a quality of earnings analysis and perform due diligence on internal controls, IT, IPO readiness and tax. Additionally, Kirkland & Ellis have been retained for legal due diligence. Both of these work-streams are ongoing. 3

Jaws Investment Thesis • Cano Health’s Mission: Provide high quality healthcare to underserved seniors – Strongly resonates with Jaws founders Large and Growing Market: $800 billion Medicare market growing 8% annually • 30%+ potential annual growth in segment(1) – Shift to capitated Medicare • Exceptional Management: Highly experienced, proven team led by Dr. Marlow Hernandez Proprietary population health management platform combines – Clinical excellence: Lower mortality, fewer hospital stays and ER visits – Operational excellence: Track record of successful de novo growth and smooth acquisition integration Superior high growth and scalable business model accelerated by Humana relationship Going public further accelerates growth and captures first-mover advantage for capitated care in new geographies • • • Source: CMS, Kaiser Family Foundation, L.E.K. (1) Based on HCPLAN projections as of 2020 4

Cano Health is Differentiated vs. Primary Care Peers Source: (1) (2) (3) (4) (5) Company Websites, Company Filings, FactSet as of 3/2/2021 Implied based on JWS share price as of 3/2/2021 Based on 1/1/2021 membership for Cano and 12/31/21 membership for Oak Street and One Medical Based on Wall Street research consensus from Factset as of 3/2/2021 Based on 2021E company guidance Represents Cano Health’s ratio of third-party medical expenses to capitated revenue during 2020 for Medicare Advantage members at Cano Health’s owned medical centers (comparable to Oak Street) Represents Oak Street’s ratio of medical claims expenses to capitated revenue for the 9/30/20 LTM period Ratio of third-party MA medical expenses to total capitated MA Medical center and Affiliate revenue during 2020E. Excludes FFS, pharmacy and other revenue with no associated third-party medical expenses. Cano Health's total third-party medical expenses include payments to its affiliated primary care physicians, overstating the Medical Claims Expense Ratio relative to Oak Street (no Affiliate model) (6) (7) 5 2021E Revenue $1,400-$1,500 million$1,296 million(3)$465-$485 million(4) ‘17-’20E Revenue CAGR 86%67%29% MA Medical Center Medical Claims Expense Ratio 66%(5)72%(6)N/A Total MA Medical Claims Expense Ratio 70%(7)72%(6)N/A 2021E EBITDA $90-$100 million($95) million(3)($20)-$0 million(4) Enterprise Value $6.8 billion(1)$13.2 billion$7.1 billion Capitated Payment Model x x Operating Model Flexible (Medical center/Affiliate)Medical center onlyMedical center only Growth Strategy De Novo, Acquisition & AffiliateDe NovoDe Novo Markets 151613 Owned Medical Centers 7180107 Capitated Members(2) 112,82197,000549,000 (75% at-risk)(66% at-risk)(0% at-risk)

Introduction and Company Overview

The Cano Health Value-Based Care Delivery Platform

- Primary care-centric, technology-powered healthcare delivery and population health platform
- Provide capitated care for ~113,000 members across 15 markets through a network of ~720 primary care providers(1)
- Utilize CanoPanorama technology platform to drive superior clinical results at lower cost

$1.4–$1.5bn	2021E Revenue
$90–$100mm	2021E Adj. EBITDA
86%	Historical revenue CAGR(2)
#1	Quality ranking from multiple Medicare & Medicaid Plans(3)
59%	Reduction in emergency room visits(4)

(1) Members as of 1/1/2021 including Cano Health's medical center and affiliate model; market and provider stats as of 12/31/2020
(2) Based on 2017A – 2020E revenue CAGR
(3) Based on Humana and CarePlus HEDIS reports
(4) Based on Cano Health's 445 ER visits per thousand patients in the Medical center model for full year 2020 as compared to the Medicare benchmark of 1,091

CanoHealth

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Cano Health is a Mission Driven Company With Mostly First-Generation Americans, Cano Understands The Communities We Serve Cano Focuses on the Healthcare Needs of Underserved Seniors ~50% Members are dual eligible for Medicare and Medicaid(1) 80%+ Cano Health associates are from minority groups 80% Members are from minority groups(1)(2) 85%+ Cano Health associates are bilingual (1) (2) Based on medical center model managed care members as of 12/1/2020 Medical center model Medicare and Medicaid members based on available self-reported race/ethnicity 8

Evolving Care Through The Cano Edge Cano Health is Evolving Care From Traditional Analog Modern Digital • Primary care / data-driven National Care Platform… QUALITY …With A Flexible Growth Model BUILD ACCESS WELLNESS BUY MANAGE The Cano Edge fuels explosive growth within a culture of compliance 9 •Value-based •Coordinated and holistic •Transactional •Specialist driven •Treatment silos

National Care Platform for Value Based Care… QUALITY Disease Management Preventive Screenings Care Coordination ACCESS WELLNESS Transportation Classes 24/7 Urgency Line Physiotherapy Cano@Home and Telehealth Cano Life 10

…With A Flexible Growth Model BUILD De Novo Centers Expand Existing Centers BUY MANAGE Existing Affiliates: Pipeline for Scale Enter new markets through select acquisitions of physician practices 11

Capital Allocation Criteria Across Multi-Pronged Growth Strategy Growth Strategy (1) Includes data for historical acquisitions, where available 12 De Novos •Purpose-built medical centers to leverage demand in existing markets and support growth in new markets •Proven ability for full-service medical centers to drive superior clinical and financial outcomes Affiliates •Capital efficient means to generate scale and density in market •Provides inherent clinical capacity, with tremendous amount of operational data on affiliate partners and members Acquisitions •Target capitated, senior-focused primary care groups to rapidly and profitably scale in new and existing markets •Track record of rapidly integrating both large acquisitions with an average 41%(1) increase in EBITDA in Year 1

Value-Based Contracts Capture Value Created by Improving Care Quality and Patient Outcomes Illustrative Value-Based Contract Economics 1• Globally capitated or full-risk contracts with MA plans receive pre-negotiated per member per month (“PMPM”) premiums(1) Capitated providers are responsible for all medical costs outside their own centers – PCPs proactively manage members to ensure the right care is being provided in the right setting – Keeping members healthy and avoiding medical cost wastage can dramatically reduce these costs 2• 1 2 4 3• Capitated providers cover all primary care and related costs at its own medical centers As capitated providers improve health outcomes, the more profitable they will be over time 4• Risk Adjusted CMS PMPM Payment to MA Plan % Retained by Health Plan Capitated Revenue for Provider Third Party Medical Costs % Retained by Capitated Provider Center Expenses Overhead Costs Profit (1) Payments from CMS to MA plans adjusted to reflect patient health conditions and quality scores, so health plans are incentivized to work with quality providers of scale 13 3

Highly Scalable Geographic Footprint ~113,000 members(1) 2.0 million annual patient encounters(2) ~3% total penetration in existing markets(3) Rapidly expanding across multiple markets Current and near-term markets Future expansion Current markets Focus on underserved and dual-eligible members Near-term markets Markets 2 3 7 15 40+ Medical centers(4) 9 19 35 71 ~225 Members(5) 13,685 25,010 41,518 105,707 ~300,000 (1) (2) (3) (4) (5) Capitated members as of 1/1/2021 Projected for 2021E Based on Medicare market share in Cano Health’s Florida markets as of 12/1/2020 Refers to owned medical centers Capitated members as of period end 14 2023E 2017201820192020

Significant Challenges Facing the Healthcare System Today

Industry Challenges

- Poor primary care access and experience
- Lack of longitudinal engagement and care coordination for patients
- Data not used to effectively drive decision-making
- Physicians not properly incentivized (fee-for-service vs. capitated care)

(% spending on Primary Care)



14%
~6%
US
OECD Avg.

Key Statistics

63%
of referring physicians are dissatisfied with the referral process

70%
of specialists rate background information from referrals as fair or poor

Preventive health services used at
~55%
of the recommended rate

18 million
avoidable visits to US emergency rooms

~$850 billion
wasted healthcare spending annually

28%
Americans with 2+ chronic conditions (vs. 18% OECD average)

CanoHealth

Source: 2019 Patient-Centered Primary Care Collaborative Report, 2019 UnitedHealth Study "The High Cost of Avoidable Hospital Emergency Department Visits", New England Journal of Medicine Report "The Quality of Health Care Delivered to Adults in the United States", Tanielian, T L et al. "Assessing the Communication Interface Between Psychiatry and Primary care", Gandhi, T K et al. "Communication Breakdown in the Outpatient Referral Process", British Medical Journal

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Primary Care is Uniquely Positioned to Address These Issues

✓ PCPs sit at the top of the funnel

✓ Average PCP treats $500k of spend, but influences $10 million of spend(1)

However, most PCPs do NOT:

- Invest in preventive medicine to proactively manage risk
- Apply population health strategies to influence downstream care
- Actively participate in care coordination



Primary Care Directly Influences Over $2 Trillion of Downstream Healthcare Spend
Primary Care Physicians (PCPs)
Specialist Visits
Home Care
Pharma
Ancillary Services
Surgical Procedures
Hospital Admissions
H

CanoHealth

(1) Mostashari, F., Sanghavi, D., McClellan, M. (2014). Health Reform and Physician-Led Accountable Care. JAMA. 2014;311(18):1855–1856. Based on a primary care physician who has ~2,000 patients, each of whom annually accounts for $5,000 in health care spending

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Cano Health Addresses the Fastest Growing Market in Healthcare

Medicare Spending ($ billions)


~$800
$530
$270
~$1,250
$660
$590
+8%
Overall
CAGR
+14%
MA
CAGR
2019
2025
Medicare Advantage (MA)
Original Medicare

Medicare TAM projected to grow by $60+ billion annually

MA penetration projected to grow from ~40% in 2020 to ~50% in 2025

MA offers superior member benefits at lower overall costs

MA has political support on both sides of the aisle

Source: CMS, Kaiser Family Foundation, LEK, US Census, MedPAC

CanoHealth
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Rapid Shift to Capitated Care in Medicare

Traditional Payment Models

- Providers paid based on the amount of healthcare services they deliver
- Incentivizes volume rather than quality
- Less focus on preventive care and care coordination
- More expensive for payers and patients

Cano is Accelerating the Shift to Capitated Care

✓ Aligns incentives of patients, providers, and payers

✓ Drives better care and superior patient experiences

✓ Providers achieve profitability by improving member health

2020 Medicare Enrollees


Medicare value-based
Medicare non-value-based
~30%
~70%

Significant opportunity to increase capitated care penetration

Source: CMS, Kaiser Family Foundation, LEK, Health Care Payment Learning & Action Network

CanoHealth
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Our Vision is to be America’s Primary Care for Seniors Cano Health Quadruple Goal Reduce Costs through Proactive Engagement and Care Management Provide Patients with a Superior Experience Form Lifelong Bonds with Members Deliver High-Quality Care 59% Reduction in emergency room visits(2) 100% Members on Cano Life Program(4) 71 Net Promoter Score(3) #1 Quality ranking from multiple Medicare and Medicaid plans(1) (1) (2) (3) (4) Based on Humana and CarePlus HEDIS reports Based on Cano Health’s 445 ER visits per thousand patients in the medical center model for full year 2020 as compared to the Medicare benchmark of 1,091 Based on membership weighted average score for 2/29/2020 – 1/23/2021 Based on 2020 medical center model managed care members 19

Cano Health Delivers Value to Patients, Providers and Payers • • • State-of-the-art medical centers, same or next day appointments and integrated virtual care Focus on care coordination and social determinants of health to provide personalized care Improved health outcomes and patient experience at no additional cost Patients • • • CanoPanorama synthesizes actionable insight at the point of care Multi-disciplinary team available to support physicians so they can focus on treating patients Compensation aligned with patient outcomes Providers • • • Proven track record of high quality ratings increases premiums paid to health plans Vital component of primary care delivery driving membership growth Globally capitated and highly professionalized value-based provider group operating at scale Payers 20

Delivering Superior Results for Patients Lower Mortality Rate(1) (Mortality rate %) Fewer Hospital Admissions(2) (Hospital admissions per 1000) Reduced ER Visits(3) (ER visits per 1000) 646 (59%) 194 bps (45%) 1,091 210 (57%) 4.30% 370 Medicare National Avg. (pre-COVID) Cano Health (2020) Medicare National Avg. (pre-COVID) Cano Health (2020) Medicare National Avg. (pre-COVID) Cano Health (2020) 4.7 out of 5.0 HEDIS Quality Score(4) Source: (1) (2) (3) (4) CMS; Avalere Health Medicare Advantage vs. Fee-for-Service Medicare population; Journal of Health Care Organization report Based on Cano Health’s 2.36% mortality rate for patients in the medical center model for full year 2020 as compared to the Medicare FFS benchmark of 4.3% Based on Cano Health’s 160 hospital admissions per thousand patients in the medical center model for full year 2020 as compared to the Medicare benchmark of 370 Based on Cano Health’s 445 ER visits per thousand patients in the medical center model for full year 2020 as compared to the Medicare benchmark of 1,091 National average HEDIS score is 4.06 out of 5.00 21 160 2.36% 445

Cano Health Serves Members Who are Slightly Older than the MA Average.... % Population by Age Group 100% 80% 60% 40% 20% 0% MA Average (1) Cano Health 73 74 Average Age Source: Center for Medicare & Medicaid Services, Avalere Health Medicare Advantage Study, Cano Health Internal Analysis with Third Party Support Note: (1) The members in this analysis represented 57% of Cano Health’s South Florida at-risk Medicare membership in 2019 Medicare Advantage benchmarks based on study done by Avalere Health 22 % Share of Members 85+ 85+ 80-84 80-84 75-79 75-79 70-74 70-74 65-69 65-69 < 65 < 65

…With a Higher Prevalence of Chronic Conditions… % Population with Chronic Conditions MA Average(1) Cano Health 84% Hypertension Diabetes Chronic Kidney Disease (CKD) Chronic Obstructive Pulmonary Disease (COPD) Source: Note: Center for Medicare & Medicaid Services, Avalere Health Medicare Advantage Study, Cano Health Internal Analysis with Third Party Support The members in this analysis represented 57% of Cano Health’s South Florida at-risk Medicare membership in 2019. Medical Claims Expense includes Part A, Part B, and Part D of Medicare Medicare Advantage benchmarks based on study done by Avalere Health 23 (1) % Population with Condition 70% 45% 41% 31% 33% 22% 17%

… and Improves Medical Claims Expenses with Member Tenure Medical Claims Expense Ratio(1) Performance Across Chronic Conditions Member < 24 mo Member > 24 mo 77% 74% 73% Hypertension Diabetes Chronic Kidney Disease (CKD) Chronic Obstructive Pulmonary Disease (COPD) Source: Note: Cano Health Internal Analysis with Third Party Support The members in this analysis represented 57% of Cano Health’s South Florida at-risk Medicare membership in 2019. Medical Claims Expense includes Part A, Part B, and Part D of Medicare Reflects ratio of third-party medical claims expense divided by capitated revenue 24 (1) Medical Claims Expense Ratio 69% 43% 46% 46% 43%

Cano Health’s Medical Claims Expense Ratio Improves with Member Tenure Medical Claims Expense Ratio(1) by MA Member Tenure 73% < 6 months 6-12 months 12-18 months 18-24 months 24-30 months 30-36 months >36 months Cano Health has a proven ability to improve Medical Claims Expense Ratios with patient tenure Source: Note: Cano Health Internal Analysis with Third Party Support The members in this analysis represented 57% of Cano Health’s South Florida at-risk Medicare membership in 2019. Medical Claims Expense includes Part A, Part B, and Part D of Medicare Reflects ratio of third-party medical claims expense divided by capitated revenue 25 (1) Medical Claims Expense Ratio 66%65% 59% 49%49% 40%

Medical Claims Expense Ratios Strong for Members with Multiple Chronic Conditions Medical Claims Expense Ratio(1) Performance in Members with Multiple Chronic Conditions 64% 0 1 2 3 4 5 Member Cohorts by Number of Chronic Conditions Source: Note: Cano Health Internal Analysis with Third Party Support The members in this analysis represented 57% of Cano Health’s South Florida at-risk Medicare membership in 2019. Medical Claims Expense includes Part A, Part B, and Part D of Medicare Reflects ratio of third-party medical claims expense divided by capitated revenue 26 (1) Medical Claims Expense Ratio 59% 48%47%47% 29%

Medical Claims Expense Ratio is Lower for Older Members Medical Claims Expense Ratio(1) Performance by Age Group 69% 52% 50% 65-70 70-75 75-80 Member Cohorts by Age 80-85 85+ Source: Note: Cano Health Internal Analysis with Third Party Support The members in this analysis represented 57% of Cano Health’s South Florida at-risk Medicare membership in 2019. Medical Claims Expense includes Part A, Part B, and Part D of Medicare Reflects ratio of third-party medical claims expense divided by capitated revenue 27 (1) Medical Claims Expense Ratio 55%55%

Cano Health is a Preferred Partner of Multiple Health Plans Cano Health is a top provider by quality for Humana, United and Anthem 28

Humana Supporting Growth in New Markets

~59,000

Current Humana members served by Cano Health

27%

Better than 5-star NCQA benchmark in Diabetes Treatment[1]

14%

Better than 5-star NCQA benchmark in controlling high blood pressure[1]

Cano Health is Humana's largest and highest quality primary care provider in its largest MA state, Florida



Roadmap to

50

Humana-funded centers by 2024[2]

Represents

$100+ million

Potential commitment to Cano Health growth from 2020 through 2024

(1) CarePlus (Humana) report from 2019

(2) The first 15 centers are committed, with 35 additional intended; timing and exact locations to be determined jointly by Humana and Cano

CanoHealth

29

Founder-Led, Experienced Leadership Team Dr. Marlow Hernandez Founder, CEO Steven Haft Chief Financial Officer Dr. Richard Aguilar Chief Clinical Officer Pedro Cordero Chief Population Health Officer Dr. John McGoohan Chief Strategy Officer Barbara Ferreiro Chief Marketing Officer Summit Health Plans Gina Portilla President, Cano Medical Centers David Armstrong General Counsel and Chief Compliance Officer Bob Camerlinck President, Healthy Partners Medical Centers and Affiliates Jennifer Fernandez Chief People Officer Dr. Merlin Osorio VP, Care Management Greidys Maleta President Coding, Billing & Credentialing 30

COVID-19 Clinical Outcomes

COVID-19 Impact on U.S. Life Expectancy • U.S. life expectancy declined by 1 year(1) • The decline is the largest drop since World War II • Minority groups were impacted most, with average life expectancy declining 2-3 years • Life expectancy may continue to decline by an additional 1-2 years Source: CDC’s National Center for Health Statistics, Wall Street Journal, “U.S. Life Expectancy Fell in First Half of 2020 as Covid-19 Deaths Surged”, 2/18/2021 32 (1) Based on data from 1H 2020

Managed Care COVID-19 Outcomes in a Population Health Program • Cano developed a population health program to survey and identify high-risk members • Highest risk patients were assigned to Cano’s internal specialized COVID Task Force • Daily COVID-19 incidence, hospitalization and mortality were tracked for its member population • Result: COVID-19-specific mortality was 60% lower vs. Florida(1) Source: American Journal of Managed Care, “Managed Care COVID-19 Outcomes in a Population Health Program”, 2/25/2021 (1) Data compared a age-and gender-matched mirror group between Cano Health members and the state of Florida 33

Resilient Business Model Throughout COVID-19

- Recurring, contracted revenue model resilient through crises and highly predictable through all economic cycles
- Cano Health remained open for patients throughout the pandemic
- Cano Health leveraged telehealth, Cano@Home program, 24/7 urgency line and pharmacy home delivery
- Highly adaptable CanoPanorama creates competitive advantage

Increased Engagement Via Televisits

+206,000[(1)]

Televisits completed using CanoPanorama (~660/day)

95%[(2)]

Televisits as a % of Total PCP Visits during peak

COVID-19 Mortality Rate

60% Lower[(3)]

For Cano Health's managed care patients compared to Florida's population matched with respect to age / gender

(1) Based on data from 3/23/2020 – 1/28/2021
(2) Based on weekly average from 4/13/2020 – 4/17/2020
(3) Based on study conducted by Cano Health comparing its managed care patients with an age and gender matched mirror group in Florida from 4/1/2020 – 5/31/2020; American Journal of Managed Care

CanoHealth

34

Member Touchpoints Have Remained Consistent Through COVID-19 In-Person and Telehealth Visits Per Month Per 1,000 Members(1) 850 809 697 667 644 575 554 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 In-person Visits Telehealth Visits Televisits help provide continuity of care and maintain bonds with members (1) Based on primary care provider visits of Cano Health’s medical center at-risk Medicare members (excluding HP) 35 653655 603 33% 94% 718730 69% 84% 76% 68% 44% 30% 31% 39%

Cano Health’s Clinical Success Through COVID-19 Is Proven Cumulative COVID-19 Incidence (Cumulative COVID-19 incidents per 100k) Cumulative COVID-19 Hospitalizations (Cumulative COVID-19 hospitalizations per 100k) Cumulative COVID-19 Mortality (Cumulative COVID-19 mortality per 100k) 10,000 9,000 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 - 900 1,600 800 700 1,400 1,200 600 1,000 500 400 800 600 300 200 400 200 100 - - Cano FL Counties Clinical studies prove Cano Health’s proactive and coordinated approach to primary care improves clinical outcomes among the most vulnerable to illness Note: Based on a Cano study comparing COVID-19 incidents, hospitalizations and mortality per 100k in its medical center model managed care patients over the age of 65 vs. COVID-19 incidents, hospitalizations and mortality per 100k of patients aged 65+ in the Florida counties Cano Health operates in; data from 4/1/2020 – 1/31/2021; comparative analysis not age and gender adjusted 36

Patient Journey and CanoPanorama

: Expands Access to Actionable Information 360° view enables better decisions and fewer gaps in care Primary Care Provider Hospital (Inpatient / Outpatient) Medical Records Skilled Nurse Provider Patient Specialists Long-term Services & Support Behavioral Health Pharmacy 38

: Enables Highly Personalized Member Experience Population Health Platform Personalized Care Plan Disease Management Wellness Programs Cano Employee Complex Care Management Cano@Home Cano Life Physician Patient Provider Support 24/7 Urgency Line Ancillary Care Member Engagement Transportation Rx Drug Delivery Medical Center Services 39

: Proprietary Technology for Value-Based Care Data Ingestion, Aggregation and Analytics • • • Near real-time data provisioning across the platform Dynamic risk stratification using third party and historical encounter data Data warehouses afford high degree of visibility into patient cohorts Decision Support & Cohort Management • Targeted clinical recommendations based on clinician input and ascribed statistical models Robust suite of proprietary templates, workflows, and alert mechanisms • • Track provider performance and adherence to standards Care Coordination • • • Sophisticated algorithms trigger actions across all clinical functions End-to-end coordination across the patient journey Comprehensive electronic auditing and quality control mechanisms 40

: Platform Enables Strong Clinical Outcomes… Embedded across the Cano organization Aggregates, synthesizes and analyzes data using Cano proprietary algorithms Guides provider workflow resulting in improved clinical outcomes Generates quality and utilization reports for affiliates 41

: ....and Improves Operations and Acquisition Integration Manages patient scheduling, transportation Facilitates efficient member on-boarding, associate training Enables billing and coding directly from electronic medical records Rapid deployment at new acquisitions shortens integration time 42

Growth Strategy

Multi-Pronged Strategy to Drive Growth and Create Value

Drive Organic Growth

- Highly attractive organic growth
- ~50% current center capacity[(1)]
- 15-20 de novos annually

Enter New Markets

- 13 new markets since 2017
- Flexible Medical center and Affiliate growth model
- Cano-funded and payer-funded growth

Execute on Acquisitions

- Successful acquisition and integration track record
- Robust pipeline of targets

Roll Out Direct Contracting Opportunity

- Approved as a Direct Contracting Entity ("DCE") by CMS, beginning April 1, 2021
- Shifts Original Medicare patients to capitated care model
- CMS estimates ~11,000 beneficiaries aligned to Cano for April 1, 2021[(2)]
- $130+ million revenue opportunity (upside to current projections)

CanoHealth

(1) Based on South Florida center capacity
(2) Based on provisionally aligned members as of 1/22/2021; Cano Health's wholly owned subsidiary for DCE is American Choice Healthcare, LLC

44

Proven Track Record of Organic Growth Membership Growth(1) 105,707 Organic 102,767 99,276 2017 2018 1Q 2019 2Q 2019 3Q 2019 4Q 2019 1Q 2020 2Q 2020 3Q 2020 4Q 2020 Total Growth: 83% 82% 47% 71% 66% 122% 253% 201% 155% Consistent organic growth supplemented by highly accretive acquisition strategy Note: Organic growth represents all non-acquired growth, as well as growth from consolidating of our existing affiliates, and acquiring small nearby practices whose patients and facilities are blended with our nearby owned medical centers Membership as of period end (1) 45 Organic Growth:58%82%47%42%43%36%60%58%37% Inorganic 48,640 41,51823,768 27,61728,10434,1655,700 44,936 13,68521,658 48,640 61,34854,340 25,0105,700 13,68527,61728,10428,46535,81837,580 57,067 54,127

Effective Marketing Programs Drive Organic Growth How do new members find Cano Health? 35% Word-of-Mouth 28% Television Ads 12% Other(1) 25% Payer Assignment • Cano Health engages with prospective and current members using tailored marketing strategies designed to increase enrollment and foster member loyalty and trust • 115 FTEs are assigned to member engagement and tailored community outreach efforts across all regions for brand awareness and demand generation • Our existing centers are currently operating at ~50% center capacity(2), providing ample room for organic growth (1) (2) Includes outbound calls, agent referrals, digital media and events Based on Florida owned medical center capacity 46

Tailored Market Entry Strategy • • • • MA population density in the county Underserved demographics Leverage payer relationships Highly visible and accessible locations Identify Right Location • • • Adjust to local market needs Range from 7,000 to 20,000 square feet Includes ancillary services Flexible Center Design • • • Targeted multi-channel marketing Community outreach Mobile Clinics expand reach Member Engagement Multi-pronged approach to buy, build or manage in new markets 47 San Antonio dual eligible heat map

Highly Flexible Business Model • • • • 220+ primary care providers in 71 medical centers Full-service medical centers Medical Center Model Best opportunity to drive outcomes Source of additional center capacity Savings from improved outcomes fully attribute to Cano Scale and influence with payers • • • 500+ affiliated providers Cano provides practice management and administrative support Affiliate Model Shares in savings from improved outcomes and receives administrative fees Cano Health’s capital-efficient affiliate model accelerates growth and serves as a robust source of additional capacity Note: Providers and medical centers as of 12/31/2020 48

De Novo Maturation At Opening At Maturity 3-5 years • Social Services • Wellness (1) (2) Includes doctors, nurses, practitioners and physician assistants Annual maintenance capital expenditures 49 8-10 FTEs 35-40 FTEs Additional Services •Dental •Pharmacy $25 - $35 thousand(2) Providers(1) 3-5 FTEs Support staff 15-17 FTEs On-site services •Primary Care •Physiotherapy •Care Management •Transportation Capital expenditures $1.3 - $1.8 million

Illustrative Cano Medicare De Novo Center Ramp (PMPM in $, revenue and EBITDA in $ millions) Consistent and successful track record of growing de novos (1) (2) (3) (4) Includes de novo contribution for half year Based on assumed medical center capacity of 2,500 members Excludes care coordination revenue Excludes corporate allocation 50 Total Revenue(3) $0.5$5.2$11.1$17.2 Total EBITDA(4) ($0.3)($0.9)$0.1$1.8 Medicare At-Risk Year 0(1) Year 1Year 2Year 3 % of Capacity(2) 8%24%44%56% Member Months 5005,00010,00015,000 Members at Year End 2006001,1001,400 Premium PMPM $981$1,037$1,113$1,145

Proven Acquisition Strategy Successful acquisition and integration track record Highly fragmented industry Robust pipeline of targets Acquisition Process and Integration • • • Cano Health has a proven ability and track record in supplementing its organic growth with acquisitions Detailed process blueprint and dedicated teams for acquisitions and integration Post-acquisition, Cano Health invests in marketing, IT, and operations for its acquired centers, which fosters increased enrollment, improved documentation and drives efficient workflows • • Average integration period of 5 months Average increase in EBITDA in Year 1 of 41%(1) (1) Includes data for historical acquisitions, where available 51

Multi-Pronged Growth Strategy: Tampa Case Study


Ending Medicare Advantage Membership
EBITDA ($ in millions)
34% MA Membership CAGR
2,855
3,898
5,162
$2.6 (1)
$6.1
$10.4
2018
2019
2020

# of Centers	5	7	8

Commentary

- In Tampa, Cano Health has used its multi-pronged strategy to drive robust growth with multiple payers
  - 1Q18: Entered market with acquisition of two medical centers and affiliate network
  - 3Q18: Opened first de novo medical center
  - 4Q18: Converted two affiliates to owned centers
  - 2019: Opened one de novo and converted one affiliate to owned center
  - 2020: Opened one de novo

Cano Health has a proven history of using its multi-pronged growth strategy to build scale and density in individual markets

CanoHealth

(1) EBITDA contribution beginning in March 2018

52

Direct Contracting Meaningfully Expands Our Addressable Market Direct Contracting Triples Addressable Market • • Capitated care contracting only available through Medicare Advantage Original Medicare (64% of Medicare eligibles) predominantly a fee-for-service payment model ~11,000 beneficiaries aligned to Cano Health(1) Now • 34% $800 Billion • • • CMS offering MA-like capitated contracting to Original Medicare members for first time Triples addressable market opportunity for Cano Health Opportunity to leverage technology-empowered care model across all Medicare eligibles in economic structure similar to Medicare Advantage 66% April Medicare Advantage Original Medicare Cano Health is one of a select number of provider groups chosen by CMS to be a DCE Note: (1) Cano Health's wholly owned subsidiary for DCE is American Choice Healthcare, LLC Based on provisionally aligned members as of 1/22/2021 53

Potential Direct Contracting Impact for Cano Health

Tripling Cano Health's TAM…

- Direct Contracting going live in April 2021
- 40+ million individuals with Original Medicare
- Enables provider groups to take full risk on Original Medicare lives
- 5 year committed program with strong bi-partisan support
- Only 41 unique companies chosen by CMS as a DCE to participate in the Implementation Period

…While Improving Patient Economics

Illustrative Revenue From Direct Contracting

Aligned DC members	~11,000
X	
PBPY[1] payment	~$12,000
=	
Revenue (Upside potential)	~$130 million

Cano Health's projections do not factor in any revenue from Direct Contracting

CanoHealth

(1) Per Beneficiary Per Year

54

Financial Overview

Cano Health’s Growth Membership(1) Has Been Explosive Revenue Adj. EBITDA ($ in millions) ($ in millions) 98% CAGR 86% CAGR 77% CAGR 105,707 $833 $70 2017 2018 2019 2020 2017 2018 2019 2020E 2017 2018 2019 2020E (1) Membership as of period end 56 $27 $15 $12 $364 $231 $130 41,518 25,010 13,685

Cano Health is Poised To Continue Growth Momentum Projected Membership(1) Projected Revenue ($ in millions) 55% CAGR 42% CAGR $3,100 300,000 2021E (2) 2021E (2) 2020 2022E 2023E 2020E 2022E 2023E (1) (2) Membership as of period end Based on midpoint of guidance for 2021E: 154,000-162,000 total members and $1,400mm-$1,500mm total revenue 57 230,000 158,000 105,707 $2,230 $1,453 $833

2021E Guidance (1) Membership as of period end 58 ($ in millions)2021E Guidance Total Owned Medical Centers 95-105 Total Members(1) 154,000 – 162,000 Total Revenue $1,400mm – $1,500mm Total Adjusted EBITDA $90mm – $100mm

Financial Summary Does not include upside potential from Direct Contracting (1) (2) Membership as of period end Operating expenses adjusted to exclude the impact from non-recurring expenses (fees paid to prior owner, deferred purchase price expenses, transaction related expenses, de novo losses) and non-cash stock-based compensation expense Based on midpoint of guidance for 2021E: 154,000-162,000 total members, $1,400mm-$1,500mm total revenue and $90mm-$100mm total Adj. EBITDA 59 (3) ($ in millions, members in thousands)2017201820192020E2021E(3)2022E2023E Total members(1) 142542106158230300 Revenue$130$231$364$833$1,453$2,230$3,100 YoY (%) Third party medical expenses Operating expenses(2) 78%58%129%74%56%39% 801542415701,0281,6192,265 396296194330476640 Adjusted EBITDA$12$15$27$70$95$135$195 YoY (%) 22%78%155%37%42%44%

Cano Health’s Long Term Profitability Goal Long-term margins will be impacted by: • • • • Rate of growth ~15% - 20% Consolidated Long-Term Adjusted EBITDA Margin Member mix Reimbursement environment Direct Contracting opportunity Note: Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Jaws’ proxy statement/registration statement on Form S-4, dated 1/25/2021 60

Highly Attractive Mature MA Medical Center Unit Economics (As % of revenue) 100% Third−party medical expenses Medical Claims Expense Ratio = Capitated revenue Third-party Medical Expenses Center expenses Sales & Marketing Corporate expenses Adjusted MA Medical Center EBITDA Margin Note: Analysis is intended to be illustrative for Medicare Advantage medical center membership at mature medical centers (defined as 85% capacity utilization). Excludes contribution from Affiliate business and Medicaid members. Also excludes FFS, pharmacy and other revenues where there are no third-party medical expenses 61 Capitated revenue (61%)24% (11%)(2%)(2%)

Conclusion Exceptional management team with strong clinical and operational expertise Large Medicare market growing 8% annually, with faster growth in capitated care segment High quality healthcare for underserved seniors Capitated care model rewards quality and elimination of unnecessary spending Enabled by CanoPanorama, a unique population health management platform Longer term Medicare DCE opportunity 62

Appendix

Transaction Overview Cano Health (“Cano”), a nationally-recognized and leading capitated care delivery platform, entered into a definitive agreement to merge with Jaws Acquisition Corp. (“Jaws”) on November 11, 2020 • Transaction to be funded through a combination of Jaws’ $690 million of cash in trust and $800 million of committed PIPE financing Net proceeds used to pay down debt, fund cash to balance sheet for growth initiatives, cash consideration to selling shareholders and for general corporate purposes Current shareholders of Cano Health expected to maintain 65% pro forma ownership – Management to maintain 34% pro forma ownership, 90%+ equity rollover Closing expected early to mid Q2 2021 • • • 64

Pro Forma Capitalization and Ownership Estimated Transaction Sources & Uses(1) Estimated PF Balance Sheet Stats ($ in millions) ($ in millions) Cash from Jaws Acquisition Corp. Cash from PIPE (incl. $50M from Jaws sponsor) $690 Cash to existing shareholders Cash to balance sheet Cash to repay existing debt Estimated transaction expenses $465 535 400 90 Debt at Close Cash at Close $279 535 800 Total cash sources $1,490 Total cash uses $1,490 Illustrative Post-Transaction Ownership(1) (Shares in millions) 17% Existing Cano shareholders Existing Cano shareholders Jaws shareholders PIPE Jaws sponsor 305.1 69.0 80.0 17.3 Jaws shareholders PIPE 15% 65% Jaws sponsor Total shares 471.4 (1) Assumes no redemptions, no management awards. and does not include impact of dilution from 23.0 million public warrants and 10.5 million private warrants 65 Pro Forma Share Count Uses Sources PF Transaction

Business Mix Provides Both Diversity and Stability Business Mix by Funding Source Business Mix by Payer 16% 14% 3% 112,821 members 112,821 members 18% 52% 11% 66% 15% Humana Anthem BCBS Medicare Medicaid ACA United Aetna Other Note: Based on membership excluding fee for service patients as of 1/1/2021 66

Adjusted EBITDA Reconciliation aA) Represents non-cash compensation charges Net Income $4.7 ($8.5) ($16.2) ($74.9) Interest income 0.0 (0.2) (0.3) (0.3) bB) Represents de novo losses incurred up to 12 months post-opening Interest expense 2.6 5.4 10.2 34.0 Depreciation and amortization expense 2.1 3.8 6.8 18.5 cC) Represents legal and professional fees related to historical acquisitions and debt financings Income tax expense 0.0 0.0 0.0 0.7 Reported EBITDA $9.3 $0.4 $0.5 ($22.1) aD) Includes one-time legal, IT, severance and various other non-recurring items A B C D E F Stock-based compensation 0.0 0.3 0.2 0.4 De novo losses 0.0 0.9 5.5 8.7 Acquisition transaction costs 3.2 8.9 20.8 44.0 bE) Represents add-back of non-recurring and non-cash impairment charges Restructuring and other 0.0 0.3 0.3 2.4 Impairment of intangible assets 0.0 4.5 0.0 0.0 cF) Represents one-time costs related to debt re-financing Other 0.0 0.0 0.0 36.1 dG) Represents pre-acquisition EBITDA from completed acquisitions, in the year that businesses were acquired G Acquired EBITDA (PF in year of acquisition) 0.0 0.0 12.3 14.3 67 Pro Forma Adjusted EBITDA$12.5$15.3$39.5$83.8 Adjusted EBITDA$12.5$15.3$27.2$69.5 ($ in millions)2017201820192020E

Deep Internal Expertise in Coding, Documentation and Quality Assurance Certified Coders Clinical Documentation Improvement Specialists • • Identify all chronic conditions by ICD-10 code to ensure proper treatment and risk adjustment Interface with providers pre and post visit to ensure proper documentation of patient conditions, treatment, and care plans Cano Employs Quality Assurance Certified Coders RCM Specialists • Internal 10 9% • • • 1,440 random chart audits / month 44% of total charts / yr Goal to audit 100% / yr • External 98 91% • Health plan partners audit 100% of charts annually 68

Recent De Novo Update: Update San Antonio Opening Summary on San Antonio and Las Vegas Enrollment Las Vegas Opening Summary • • In its first six months of operations, Cano Health has significantly outperformed both Humana and its own membership expectations, enrolling 758 MA members Member growth fostered by robust pre-opening direct marketing and promotional efforts Cano Health expects to maintain its strong momentum and further build its presence in Texas Similar to success seen in Texas, in its first six months of operations in Las Vegas, Cano Health enrolled 360 MA members Outperformance driven by strong demand for Cano Health’s highly differentiated clinical model • • • San Antonio Membership(1) Las Vegas Membership(1) 758 693 360 611 320 280 185 October 2020 NovemberDecember January 2021 February 2021 March 2021 October 2020 November 2020 December 2020 January 2021 February 2021 March 2021 2020 2020 Note: (1) Membership across four medical centers in San Antonio and three medical centers in Las Vegas Membership as of the first of the month 69 161654 254 66

Direct Contracting Opportunity Overview

Opportunity Overview[1]	
What is the Direct Contracting opportunity?	• The Direct Contracting Model is part of CMS's strategy to re-design primary care and drive broader delivery system reform to improve health and reduce costs
How are patients enrolled?	• Original Medicare patients can enroll in Direct Contracting in two ways: – **Voluntary alignment:** Beneficiary chooses to align to a DCE and has not received the plurality of their Primary Care Qualified Evaluation and Management (PQEM) services – **Claims alignment:** Beneficiary historically received the plurality of their PQEM from the DCE's DC Participant Providers
How is it funded?	• 2% discount to benchmark rate (vs. ~15% of premium for MA plans), stepping up over time to 5% • Quality withhold of 5% that can be earned back by satisfying reporting requirements and performing well against quality measures
How are providers at risk?	• Providers are at full risk for total medical claims expense in Medicare Part A & B • Providers are not accountable for Part D (prescription drugs)
What does Direct Contracting mean for Cano Health?	• Triples TAM for Cano Health to include original Medicare patients • Greater revenue opportunity (earning greater % of premium than with MA plans)

CanoHealth

(1) Based on Global Direct Contracting Model

70